Exhibit 12.1
DTE ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	June 30, 2009	2008	2007	2006	2005	2004
Earnings:
Pretax earnings	$387	$819	$1,155	$536	$415	$389
Adjustments	7	(3)	(4)	(4)	5	2
Fixed charges	277	540	562	558	546	544

Net earnings	$671	$1,356	$1,713	$1,090	$966	$935

Fixed charges:
Interest expense	$266	$503	$533	$525	$518	$516
Adjustments	11	37	29	33	28	28

Fixed charges	$277	$540	$562	$558	$546	$544

Ratio of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends (1)	2.42	2.51	3.05	1.95	1.77	1.72

(1)	DTE Energy had no preferred stock outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for each period.